EXHIBIT 99.1

News for Immediate Release

The Export-Import Bank of the United States (EXIM) Approves a direct loan in the amount of $50.8 million to fund Electrovaya’s Jamestown Lithium-Ion Battery Expansion

Funding under EXIM‘s Make More in America initiative will fund equipment, engineering and setup costs for Electrovaya’s Jamestown Battery Manufacturing Facility

Jamestown, New York – November 14, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it has secured a direct loan in the amount of US$50.8 million from the Export-Import Bank of the United States (“EXIM”) under the bank’s ‘Make More in America’ initiative.

This financing will fund Electrovaya’s battery manufacturing buildout in Jamestown, New York including equipment, engineering and setup costs for the facility. Electrovaya has rapidly increasing demand for its products from a wide range of heavy duty and mission critical electrified applications, and it has been a priority of the Company to expand its manufacturing operations in the United States for these vital products. The Company’s manufacturing facility in Jamestown is scheduled to produce Electrovaya’s proprietary Infinity lithium-ion ceramic cells, which offer industry leading longevity and safety.

"The funding from EXIM is instrumental to Electrovaya’s long term strategy to expand capacity and establish lithium-ion cell production in the United States," said Dr. Raj DasGupta, CEO of Electrovaya. "Our facility in Jamestown will be powered by clean renewable energy and will produce the longest lasting and safest lithium-ion cells in the world when it starts commercial shipments in early 2026. We expect this expansion to support our plans for exponential growth and lead to improvements in our margins through vertical integration. Finally, I fully expect that the establishment of this manufacturing facility will also lead to an uptick in demand for our products since we will produce these exciting products domestically."

“With today’s transaction, we are underscoring EXIM’s commitment to the expansion of domestic exports and the rebuilding of a resilient stateside supply chain. Ushering through our fifth Make More in America deal further highlights EXIM’s efforts to support U.S. manufacturing in transformational export areas while creating jobs and increasing export competitiveness across the global landscape.” said EXIM President and Chair Reta Jo Lewis

Established in 2022 in response to President Biden’s Executive Order on America’s Supply Chains, the Make More in America initiative is designed to spur domestic manufacturing and reinforce America’s supply chains. By leveraging its existing financing capabilities, with financing priority available to environmentally beneficial projects, small businesses and transformational export areas, EXIM is working to help level the playing field for American companies competing in overseas markets, especially those with export-oriented domestic manufacturing nexuses.

The battery manufacturing facility in Jamestown is expected to lead to over 250 jobs and support Electrovaya’s exports to Japan, Canada and Australia. Furthermore, the facility will both benefit from and help support developing supply chains in the US for lithium-ion battery production. The Jamestown expansion will also benefit from the IRA 45X production tax credits as well as grants and tax incentives from the state of New York, which the Company will be able to access as the facility scales in output.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

EXIM Media Contact:

media@exim.gov

About EXIM

The Export-Import Bank of the United States (EXIM) is the nation’s official export credit agency with the mission of supporting American jobs by facilitating U.S. exports. To advance American competitiveness and assist U.S. businesses as they compete for global sales, EXIM offers financing including export credit insurance, working capital guarantees, loan guarantees, and direct loans. As an independent federal agency, EXIM contributes to U.S. economic growth by supporting tens of thousands of jobs in exporting businesses and their supply chains across the United States. Learn more at www.exim.gov.

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, mass production schedules, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Company’s ability to finalize the loan facility from EXIM bank on a timely basis, the start up time for manufacturing in Jamestown NY, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, the ability to attract additional customers through domestic manufacturing, the start up timing for start of production in Jamestown New York. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.